UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to
Commission file number: 333-137143
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4a — Delinquent Deposits of Participant Contributions	12
EX-23.1
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Hanesbrands Inc. Employee Benefits Administrative Committee of the
Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent deposits of participant contributions is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Greensboro, North Carolina
July 7, 2009

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2008	2007

Assets
Investment
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$3,037,078	$3,993,075
Receivables
Participant contribution receivable	1,889	—
Company-match contribution receivable	784	26,722
Discretionary Company contribution receivable	52,709	79,762

	55,382	106,484

Total assets	3,092,460	4,099,559

Liabilities
Payable due to Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico	(14,806)	—

Net Assets Available for Benefits at Fair Value	3,077,654	4,099,559

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	82,836	(22,114)

Net Assets Available for Benefits	$3,160,490	$4,077,445

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
Investment income (loss)
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income (loss)	$(455,989)	$191,548

Contributions
Company	106,771	180,844
Participants	123,426	154,604

Total contributions	230,197	335,448

Benefits paid to participants	(691,163)	(502,534)

Net increase (decrease)	(916,955)	24,462

Net assets available for benefits
Beginning of year	4,077,445	4,052,983

End of year	$3,160,490	$4,077,445

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2008 and 2007
NOTE A — DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible salaried employees of participating divisions and subsidiaries of Hanesbrands Inc. (the “Company”), located in Puerto Rico, who have attained the age of 21 and completed 90 days of credited service, as defined in the Plan document, and, prior to July 24, 2006, were not eligible to participate in the Sara Lee Corporation 401(k) Supplemental Savings Plan; bargaining unit employees are covered, however, only if the applicable collective bargaining agreement provides for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
As a result of its consolidation and globalization strategy, the Company has closed certain manufacturing facilities and distribution centers and eliminated certain positions, including positions of some participants in the Plan. The number of Plan participants terminated in 2007 caused the Plan to experience a partial plan termination event in that year. As a result, participants who were not 100% vested in their benefits and whose employment terminated during 2007 became entitled to be fully vested in their Company contributions. The number of Plan participants terminated in 2008 caused the Plan to experience an additional partial plan termination event in that year. Although this would have resulted in participants who were not 100% vested in their benefits and whose employment involuntarily terminated during 2008 for reasons other than misconduct becoming entitled to be fully vested in their Company contributions, there were no employees who were not 100% vested at the time of their termination. In addition, the Plan administrator previously determined that a partial plan termination occurred due to the Company’s consolidation and globalization strategy so that any participants terminated as a result of that strategy are entitled to be fully vested in any Company contributions in which they were not already 100% vested at the time of termination.
Contributions
Eligible employees can contribute between 1% and 10% of their pre-tax compensation, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (“IRC”) and the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”). Although employees were previously permitted to make after-tax contributions, this is no longer permitted and was not permitted during 2007.
The Company will contribute an amount equal to 100% of the portion of a participant’s pre-tax contributions that does not exceed 2% of a participant’s eligible compensation subject to certain limitations defined in the Plan document. The Company may also make a discretionary Company contribution in the amount of 2% of a participant’s eligible compensation. For the years ended December 31, 2008 and 2007, the total discretionary Company contribution was $52,709 and $79,762, respectively.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds.

Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
Vesting
Participants’ contributions and amounts received as Company matching and rollover contributions are 100% vested at all times. Vesting in the annual discretionary Company contributions is 100% after completing three years of service (five years of service for employees terminated prior to January 1, 2007), or in the case of termination due to death, disability or normal retirement without regard to years of service.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 10% increments. During the periods presented, participants were permitted to change their investment elections quarterly.
Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before any amounts received as annual discretionary Company contributions are vested, the unvested amount is forfeited. Forfeited balances shall first be allocated to participants who are reemployed and are entitled to reinstatement of portions of their annual discretionary Company contribution amounts that were previously forfeited and then the remainder may be used to reduce future Company matching contributions or pay administrative expenses of the Plan.
Forfeited balances as of December 31, 2008 and 2007 were $10,522 and $1,029, respectively. For the years ended December 31, 2008 and 2007, $645 and $0 of forfeitures, respectively, were used to offset employer matching contributions or administrative expenses of the Plan.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Withdrawals
Participants may withdraw all or a portion of their vested account balances, provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan document. No more than two withdrawals of any type may be made in any calendar year.
New Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. The adoption of SFAS 157 in 2008 had no material impact on the financial statements of the Plan, but resulted in certain additional disclosures reflected in Note E.
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
During the periods presented, the Plan’s sole investment was an interest in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”). The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors.
The HBI Investment Trust’s investments consist of investments in registered investment companies, common stocks, participant loans, collective trusts and investment contracts. Investments in registered investment companies and common stocks are valued using quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. Collective trusts are valued at fair value of participant units owned by the HBI Investment Trust based on quoted redemption values. Investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. The average crediting interest rate of the investment contracts as of December 31, 2008 and 2007 was approximately 6.35% and 5.02%, respectively. The average yield for the investment contracts for the years ended December 31, 2008 and 2007 was approximately 4.14% and 5.35%, respectively. Certain events, which we refer to as “market value events,” may limit the ability of the Stable Value Fund (the “Fund”), one of the investments offered by the Plan, to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the Fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or Fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date, including partial plan terminations that have occurred, constitute market value events. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.
Administrative Expenses
Costs of administering the Plan for the years ended December 31, 2008 and 2007 were paid by the Company, except for investment management fees, which were either paid directly by the HBI Investment Trust or offset against the HBI Investment Trust’s investment returns.
NOTE C — PLAN INTEREST IN HBI INVESTMENT TRUST
During the periods presented, the Plan’s investments were in the HBI Investment Trust which was established for the investment of assets of the Plan and two other defined contribution plans sponsored by the Company (the “Participating Plans”); The Northern Trust Company (“Northern Trust”) was the trustee.

Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
As part of an effort to provide employees with valuable retirement tools and service and achieve cost savings by consolidating administrative services with a single vendor, the Company replaced the record keeper of the Hanesbrands Inc. Retirement Savings Plan with ING effective January 1, 2008. In connection with that change, the Hanesbrands Inc. Retirement Savings Plan’s assets were transferred from the HBI Investment Trust to a newly established single-plan trust with State Street Bank and Trust Company (“State Street”) as the trustee. The assets of the Plan and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico remained in the HBI Investment Trust at that time.
Effective February 2, 2009, the Company continued this consolidation process by replacing the record keeper of the Plan and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico with ING. In connection with that change, the single-plan trust holding the assets of the Hanesbrands Inc. Retirement Savings Plan and the HBI Investment Trust were consolidated into a master trust of which State Street is the trustee and which holds the assets of the Plan, the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico and the Hanesbrands Inc. Retirement Savings Plan.
During the periods presented, the interest of each Participating Plan in the HBI Investment Trust was based on each Participating Plan’s participants’ account balances within each investment fund.
At December 31, 2008 and 2007, the Plan’s interest in the net assets of the HBI Investment Trust was approximately 66.24% and 0.70%, respectively. Investment income relating to the HBI Investment Trust was allocated to the individual plans based on the balances invested by each plan.
The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.
A summary of the net assets of the HBI Investment Trust as of December 31, 2008 and 2007 is as follows:

	2008	2007

Investments, at fair value
Common stocks	$115,209	$22,742,730
Investment in collective trusts	398,478	2,580,912
Investment in registered investment companies	1,011,697	327,147,627
Participant loans	—	12,376,301
Investment contracts	2,934,847	203,994,813

Total investments	4,460,231	568,842,383

Receivables	204,478	13,590,561
Liabilities	(14,806)	(196,636)

Net assets of HBI Investment Trust at fair value	4,649,903	582,236,308

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	121,739	(1,736,018)

Net assets of HBI Investment Trust	$4,771,642	$580,500,290

For the years ended December 31, 2008 and 2007, net investment income was allocated to all of the Participating Plans from the HBI Investment Trust. The aggregate net investment income (loss) allocated to the Participating Plans from the HBI Investment Trust for the years ended December 31, 2008 and 2007 is as follows:

Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2008 and 2007 — Continued

	2008	2007
Interest and dividend income	$202,223	$4,737,985
Net appreciation (depreciation) in fair value of investments
Common stocks	(58,744)	2,304,458
Investment in collective trusts	—	10,316,702
Investment in registered investment companies	(617,595)	10,739,593

Net investment income (loss)	$(474,116)	$28,098,738

NOTE D — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. As described in Note A, partial plan terminations occurred in the Plan as a result of which certain participants became entitled to be 100% vested in their accounts.
NOTE E — FAIR VALUE MEASUREMENTS
The Plan adopted the provisions of SFAS 157 as of January 1, 2008. The adoption of SFAS 157 has had no material impact on the financial statements of the Plan. The Plan is, however, required to provide additional disclosures as part of the financial statements. SFAS 157 clarifies that fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes market data or assumptions that market participants would use in pricing the asset or liability. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in SFAS 157. The three valuation techniques are as follows:
•	Market approach — prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach — amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach — techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The Plan primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.
As of December 31, 2008, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of common stocks, collective trusts, registered investment companies and investment contracts. The fair values of common stocks and registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1. The fair values of investment contracts and collective trusts are determined based on inputs that are readily available in public markets or can be derived from

Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
information available in publicly quoted markets and are categorized as Level 2. The Plan does not have any assets measured at fair value on a recurring basis categorized as Level 3. There were no transfers in or out of Level 3 during the year ended December 31, 2008. There were no changes during the year ended December 31, 2008 to the valuation techniques used to measure asset fair values on a recurring basis.
The following table sets forth by level within SFAS 157’s fair value hierarchy the Plan’s investment assets accounted for at fair value on a recurring basis at December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stocks	$115,209	$—	$—	$115,209
Collective trusts	—	398,478	—	398,478
Registered investment companies	1,011,697	—	—	1,011,697
Investment contracts	—	2,934,847	—	2,934,847

Total investment assets at fair value	$1,126,906	$3,333,325	$—	$4,460,231

NOTE F — TAX STATUS
By letter dated December 2, 2008, the Internal Revenue Service (“IRS”) determined that the Plan, which was formerly known as the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico, as amended, and trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. As discussed in Note H, Plan management identified certain non-exempt transactions during 2007 and has taken steps to correct these transactions. Plan management believes that these transactions will not have an effect on the Plan’s tax status.
NOTE G — PARTY-IN-INTEREST TRANSACTIONS
Certain assets of the HBI Investment Trust were invested in investments managed by Northern Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan during 2008 and 2007 for legal, accounting, and other professional services rendered by parties in interest were based on customary and reasonable rates for such services. Approximately 2.4% and 3.9% of the HBI Investment Trust’s assets as of December 31, 2008 and 2007, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances.
At December 31, 2008 and 2007, the HBI Investment Trust held 9,036 shares and 837,053 shares, respectively, of Hanesbrands common stock. These shares had a fair value of $115,209 and $22,742,730 as of December 31, 2008 and 2007, respectively.
NOTE H — NON-EXEMPT TRANSACTIONS
Certain 2007 participant contributions were temporarily held by the Company and not deposited to participant accounts maintained by Northern Trust within the timeframe mandated by Department of Labor regulations. At December 31, 2007, there was $4,773 of receivables related to these contributions. Prior to June 2008, the Company contributed all late contributions to the Plan and reimbursed the Plan for interest on the funds borrowed.

Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2008 and 2007 — Continued
NOTE I — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$3,160,490	$4,077,445
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(82,836)	22,114
Amounts allocated to withdrawing participants	(332,708)	(648,118)

Net assets available for benefits per the Form 5500	$2,744,946	$3,451,441

The following is a reconciliation of investment loss according to the financial statements for the year ended December 31, 2008 to the Form 5500:

Investment loss per the financial statements	$(455,989)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(104,950)

Investment loss per the Form 5500	$(560,939)

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2008 to the Form 5500:

Benefits paid per the financial statements	$691,163
Amounts allocated to withdrawing participants at
December 31, 2008	332,708
December 31, 2007	(648,118)

Benefits paid per the Form 5500	$375,753

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
SCHEDULE H, LINE 4a — DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2008
Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three-digit plan number: 004

Participant contributions of the current Plan year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$—
Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—
Delinquent deposits of current Plan year participant contributions constituting prohibited transactions	—
Delinquent deposits of prior year participant contributions not fully corrected	17,626	(1)

Total delinquent deposits of participant contributions constituting prohibited transactions	$17,626

(1)	This amount has been fully corrected outside the VFC program.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 8, 2009	HANESBRANDS INC. SALARIED RETIREMENT SAVINGS PLAN OF PUERTO RICO
	By:	/s/ Dale W. Boyles
Dale W. Boyles
Authorized Member of the Hanesbrands Inc. Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Grant Thornton LLP